ITEM 77(I)

Terms of new or amended securities

On October 12, 2012, Midas Fund, Inc., Midas Magic, Inc. and Midas Perpetual Portfolio, Inc. (the "Funds") were reorganized from separate Maryland corporations to corresponding, similarly named, separate series of a Delaware statutory trust, Midas Series Trust (the "Reorganizations").  The shareholders of each Fund approved the Reorganizations at meetings held on September 12, 2012 and adjourned to October 1, 2012.  In connection with the Reorganizations, the shareholders approved the Trust Instrument of Midas Series Trust (the "New Trust").  The New Trust differs from the governing documents of the Funds in a number of respects, as briefly summarized:

The New Trust allows the Trustees to approve matters by written consent of at least a majority of the Trustees.  Maryland law requires a written consent to be approved unanimously by the Directors.

The New Trust allows a Trustee to be removed at any time by a written instrument signed by at least two-thirds of the other Trustees.  The Funds do not allow a Director to be removed by other Directors.  In addition, the New Trust increases the voting requirement for shareholder removal of a Trustee to at least two-thirds of the outstanding shares.

The New Trust permits Trustees to delegate such authority as they consider desirable to any officers of the New Trust and to any agent, independent contractor, manager, investment adviser, sub-advisers, custodian, administrator, underwriter or other service provider.  Under Maryland law, the Directors of the Funds may not delegate certain duties.

The New Trust does not require a shareholder vote to amend the Trust Instrument or for reorganizations, mergers and consolidations, except in limited circumstances.  The Funds would require a shareholder vote with respect to most amendments to the Articles of Incorporation and for reorganizations, mergers and consolidations.

The New Trust's provisions regarding the record date for a shareholder meeting and for payment of dividends differ from those of the Funds.

The New Trust does not need shareholder approval for liquidation of the New Trust or a series therof.  In contrast, shareholder approval is required for liquidation of a Fund.Shareholders of the New Trust do not have a general right to inspect records, documents, accounts and books of the New Trust, unlike shareholders of the Funds.

The New Trust and the Funds differ somewhat as to the procedures required by state law for a shareholder to bring a derivative action.